UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including revisions to China’s One Child Policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; the non-binding proposal letter from Golden Meditech Holdings Limited and Nanjing Xinjiekou Department Store Co., Ltd.; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months ended June 30, 2015 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2015

	March 31,	June 30,
	2015	2015
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	2,436,655	2,560,907	413,049
Trading securities	7,708	7,841	1,265
Accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB28,624; June 30, 2015: RMB30,915 (US$4,986))	120,762	119,653	19,299
Inventories	23,803	25,564	4,123
Prepaid expenses and other receivables	19,508	15,162	2,446
Debt issuance costs	3,592	3,586	578
Deferred tax assets	10,270	11,088	1,788
Total current assets	2,622,298	2,743,801	442,548
Property, plant and equipment, net	603,167	596,161	96,155
Non-current deposits	207,258	208,360	33,606
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2015: RMB55,211; June 30, 2015: RMB53,750 (US$8,669))	194,238	195,135	31,474
Inventories	58,224	59,947	9,669
Intangible assets, net	115,928	114,773	18,512
Available-for-sale equity securities	122,416	133,077	21,464
Other investment	189,129	189,129	30,505
Debt issuance costs	4,210	3,309	534
Deferred tax assets	2,618	2,172	350
Total assets	4,119,486	4,245,864	684,817

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,677
Accounts payable	12,673	14,989	2,418
Accrued expenses and other payables	87,381	66,555	10,735
Deferred revenue	220,140	239,172	38,576
Amounts due to related parties	20,802	21,763	3,510
Income tax payable	10,081	10,844	1,749
Deferred tax liabilities	9,100	10,400	1,677
Total current liabilities	420,177	423,723	68,342
Convertible notes	815,851	826,069	133,237
Non-current deferred revenue	1,099,399	1,161,768	187,382
Other non-current liabilities	215,585	226,926	36,601
Deferred tax liabilities	25,261	25,156	4,057
Total liabilities	2,576,273	2,663,642	429,619

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and June 30, 2015, respectively	50	50	8
Additional paid-in capital	814,678	828,775	133,674
Treasury stock, at cost (March 31 and June 30, 2015: 136,899 shares, respectively)	(2,815)	(2,815)	(454)
Accumulated other comprehensive income	63,230	74,649	12,041
Retained earnings	662,615	676,166	109,059
Total equity attributable to China Cord Blood Corporation	1,537,758	1,576,825	254,328
Non-controlling interests	5,455	5,397	870
Total equity	1,543,213	1,582,222	255,198
Total liabilities and equity	4,119,486	4,245,864	684,817

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2014 and 2015

	Three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(in thousands except per share data)

Revenues	153,331	165,363	26,672
Direct costs	(29,776)	(36,573)	(5,899)
Gross profit	123,555	128,790	20,773
Operating expenses
Research and development	(2,499)	(1,934)	(312)
Sales and marketing	(31,743)	(37,209)	(6,001)
General and administrative	(29,146)	(41,220)	(6,648)
Total operating expenses	(63,388)	(80,363)	(12,961)
Operating income	60,167	48,427	7,812
Other expense, net
Interest income	4,266	4,710	760
Interest expense	(24,895)	(25,883)	(4,175)
Exchange gain/(loss)	180	(41)	(7)
Dividend income	1,196	1,180	190
Others	617	89	14
Total other expense, net	(18,636)	(19,945)	(3,218)
Income before income tax	41,531	28,482	4,594
Income tax expense	(11,937)	(14,989)	(2,418)
Net income	29,594	13,493	2,176
Net income attributable to non-controlling interests	142	58	9
Net income attributable to China Cord Blood Corporation’s shareholders	29,736	13,551	2,185

Net income per share:
Attributable to ordinary shares
- Basic	0.37	0.19	0.03
- Diluted	0.37	0.19	0.03

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	529	559	90
- Net unrealized gain in available-for-sale equity securities, net of nil tax	4,506	10,860	1,752
Comprehensive income	34,629	24,912	4,018

Comprehensive income attributable to non-controlling interests	142	58	9
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	34,771	24,970	4,027

Other Events

On August 19, 2015, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months ended June 30, 2015. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 19, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: August 19, 2015